UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15951

AVAYA INC.

(Exact name of registrant as specified in its charter)

211 Mt. Airy Road, Basking Ridge, New Jersey 07920

(908) 953-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Avaya Inc. Savings Plan for Salaried Employees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 12h-3(b)(2)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Avaya Inc. Savings Plan for Salaried Employees has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2007

THE AVAYA INC. SAVINGS PLAN FOR SALARIED EMPLOYEES

By:	/s/ Michael Harrison
Name: Michael Harrison
Title: Plan Administrator, Avaya Inc.

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